Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

April 1, 2014

Via E-mail
Ms. Mara Ransom
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Eco Building Products, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 4, 2014
File No. 000-53875

Dear Ms. Ransom:

We are in receipt of your comment letter dated March 28, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
Regarding the $500,000 Loan Agreement disclosed in Form 8-K filed March 4, 2014, please provide, with a view toward disclosure in the information statement, whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to repay the loan.

ANSWER: We have the intention to, and a reasonable basis to believe that we have the financial ability to repay the $500,000 under terms of the Loan Agreement. Pursuant to a Supplier Agreement between the Company and The Home Depot, Inc., Home Depot has agreed to stock our products in 104 of its retail stores in the Northeast (see Form 8-K, filed on February 13, 2014). Pursuant to the Loan Agreement, the Company has agreed to direct The Home Depot, Inc. to make payment of all amounts due under current purchase orders directly to the Lender. In the event the Secured Note is not repaid on the Maturity Date, then the Lender, in its sole discretion, may exchange the Secured Note for a 10% Senior Secured Convertible Debenture (the “Convertible Debenture”).

2.
Please disclose the number of shares of common stock into which the convertible debenture would be converted, using a recent trading price, if the convertible debenture was currently outstanding. In addition, please describe any prior transactions or relationships between you and the lender on the $500,000 loan agreement, as well as the natural persons with voting or investment control of the lender, if the lender is not a natural person.

ANSWER: If the convertible debenture was currently outstanding, the number of shares of common stock into which the convertible debenture would be converted is: 454,545,455. This number is determined based on the following terms of the convertible debenture:

Lowest trading price was .0022 on March 4, 2014
Conversion Date: 3.28.2014
Amount to be converted: 500,000
Conversion Price1: .0022 * .5 = .0011
Number of shares of Common Stock to be issued: 454,545,455
Amount of Note 500,000
Unconverted: 0.00

1The "Variable Conversion Price" shall mean fifty percent (50%) of the lowest trading price of the Common Stock as quoted by Bloomberg L.P. for the twenty (20) trading days immediately preceding the Conversion Date.

The lender in this transaction is Redwood Management, LLC (Redwood). The company has had a financial arrangement with Redwood for several years. The parties have engaged in the financing of over 13 convertible debentures in the past. This current transaction has been structured as a term loan to assist the company with inventory purchases to fulfill the current Home Depot contract as filed in 8k filed on February 10, 2014.

Gary Rogers and John DeNobile each have 50% investment and voting control over the lender, Redwood Management, LLC.

Actions to Be Taken, page 4
Advantages, Disadvantages and Effects of the Proposed Increase in the Authorized Common Stock, page 5

3.
We note your statement that “[a]t this time [you] do not have any plans to issue any shares.” However, we note the financing arrangements disclosed in your Form 8-K filed March 4, 2014, which involve a note and preferred securities convertible into common stock. Please revise this statement, and your information statement as a whole, to discuss these financing arrangements, including the identities of the “institutional lender” and “institutional investor,” and to reflect the fact that and the circumstances under which you may be required to issue shares of common stock under the $500,000 Loan Agreement and the $675,000 Series B Preferred Stock Financing. In addition, please disclose the purpose(s) for which the proceeds of the financings have been or will be used.

ANSWER: We will revise the statement and the information statement as a whole, to discuss these financing arrangements, including the identities of the “institutional lender” and “institutional investor,” as set forth below and to reflect the fact that and the circumstances under which we may be required to issue shares of common stock under the $500,000 Loan Agreement and the $675,000 Series B Preferred Stock Financing.

The $500,000 term loan agreement is with Redwood Management LLC and the only reason we would have to issue shares pursuant to this loan if we default on the loan agreement which cause the note to become convertible into shares of our common stock.

The $675,000 Series B financing is a convertible debenture with Dominion Capital, LLC with the option of repayment in cash or stock by the Company.

The proceeds of the $500,000 Loan Agreement were used to purchase lumber, chemicals and truss materials. The proceeds of the $675,000 Series B Preferred Stock Financing will be used to pay all other selling, general and administrative costs including but not limited to, Legal, Rent, Payroll, Accounting, & Equipment.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven Conboy

Steven Conboy
President and Principal Executive Officer